03001949

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50844

FACING PAGE

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2003 WASH., D.C. 181

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Mercer Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
10 South Wacker Drive
(No. and Street)

Chicago,	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul G. Sachs 312.575.8361
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

180 North Stetson	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

* **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Mercer Securities, Inc.

Financial Statement for the
Year Ended December 31, 2002 and
Independent Auditors' Report and
Supplemental Report on Internal Control

This report is deemed Public in accordance with
Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934.

MERCER
Investment Consulting

Mercer Securities, Inc.
10 South Wacker Drive, Suite 1700
Chicago, IL 60606-7500
800 317 6355 Fax 312 575 8362
www.mercerIC.com

AFFIRMATION

I, Paul G. Sachs, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Mercer Securities, Inc. as of December 31, 2002, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President
Title

"OFFICIAL SEAL"
MICHELE D. ALLER
Notary Public, State of Illinois
My Commission Expires 03/03/06

Notary Public 2-14-03

MERCER SECURITIES, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Mercer Securities, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Mercer Securities, Inc. (the "Corporation") as of December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Mercer Securities, Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 13, 2003

MERCER SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CASH	$ 29,404
CASH AND CASH EQUIVALENTS SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS	6,552,867
COMMISSIONS RECEIVABLE	213,978
PREPAID EXPENSES AND OTHER ASSETS	23,675
TOTAL ASSETS	$ 6,819,924

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Customer rebates	$ 975,580
Clearing costs	54,774
Other	189,557
Payable to Parent	4,231,328
Total liabilities	5,451,239
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value—1,000 shares authorized and outstanding	1,000
Additional paid-in capital	497,214
Retained earnings	870,471
Total stockholder's equity	1,368,685
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 6,819,924

See notes to statement of financial condition.

MERCER SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Mercer Securities, Inc. (the "Corporation"), formerly known as William M. Mercer Securities Corp., is a wholly owned subsidiary of Mercer Human Resource Consulting, Inc, whose parent is Marsh & McLennan Companies, Inc. ("MMC"). The Corporation was established to provide commission recapture to institutional clients. As an introducing broker, it provides execution services to institutional clients through a team of executing brokers. The Corporation does not hold securities for customers.

Cash and Cash Equivalents—Cash and cash equivalents consist of demand deposits with original maturities of three months or less. The estimated fair value of the Corporation's cash and cash equivalents, receivables and payables approximates their carrying value due to their short-term nature. Cash of $6,552,867 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

Software and Equipment—Amortization and depreciation are calculated on a straight-line basis over the estimated useful lives of such assets. Equipment is being depreciated over a five-year period. Capitalized software, which relates to purchased software packages, is being amortized on a straight-line basis over a period of three years. Software and equipment balances are included in Prepaid Expenses and Other Assets on the statement of financial condition.

Management's Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

New Accounting Standards—In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for financial statements that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The adoption of the disclosure provisions of FIN 45 did not have an impact on the statement of financial condition for the year ended December 31, 2002. The Corporation does not expect that the adoption of the remaining provisions of FIN 45 will have a material impact on its financial position or results of operations.

2. NET CAPITAL REQUIREMENTS

The Corporation is subject to the Uniform Net Capital Rule (SEC Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2002, the Corporation had net capital of $1,207,078, which was $912,353 in excess of its required net capital of $294,725. The Corporation's ratio of aggregate indebtedness to net capital was 3.66 to 1.

* * * * * *

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL AS REQUIRED BY SEC RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Board of Directors
Mercer Securities, Inc.
Chicago, Illinois

In planning and performing our audit of the financial statements of Mercer Securities, Inc. (the "Corporation") for the year ended December 31, 2002 (on which we issued our report dated February 13, 2003), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Corporation (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Corporation in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they

may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Corporation's internal control would not necessarily disclose all matters in the Corporation's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements due to error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Corporation's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 13, 2003